UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about Annual and Extraordinary General Meetings

—

Rio de Janeiro, April 25, 2024 - Petróleo Brasileiro S.A. - Petrobras informs that the Annual General Meeting held today deliberated and approved, by majority, the following:

ANNUAL GENERAL MEETING

I. Management accounts, examination, discussion and voting on the Management Report and the Company's Financial Statements, accompanied by the independent auditors' report and the opinion of Petrobras' Audit Board, for the fiscal year ending December 31, 2023;

II.        Allocation of the Result for the 2023 fiscal year, in the form of the Union's vote, with a change to the original proposal by Petrobras' management regarding the allocation of the Result for 2023, adjusting it to approve the distribution of 50% (fifty percent) of the remaining net profit (after allocations to legal reserves and the payment of ordinary dividends), while maintaining the proposal to pay the remaining remuneration to shareholders for the 2023 fiscal year in two installments (on May 20, 2024 and June 20, 2024). 2024). It is also up to the company's management (1) to assess which form of payment, dividends or interest on own capital (IOC), best suits its tax planning and shareholder remuneration policy, as well as to publish the calculations of the amounts per share, all while respecting the legal and regulatory rules to which Petrobras is subject and (2) to assess over the course of the year the feasibility of distributing as interim dividends, by December 31, 2024, the remaining 50% now earmarked for the capital remuneration reserve;

III. Establishment of 11 (eleven) members of the Board of Directors;

IV. Election of 8 (eight) members of the Petrobras Board of Directors, by multiple vote, as follows:

Mr. Bruno Moretti

Mr. Jean Paul Terra Prates

Mr. José João Abdalla Filho

Mr. Marcelo Gasparino da Silva

Mr. Pietro Adamo Sampaio Mendes

Mr. Rafael Ramalho Dubeux

Mr. Renato Campos Galuppo

Mr. Vitor Eduardo de Almeida Saback

Elected by the Minority Shareholders of Common Shares in a separate election

Mr. Francisco Petros Oliveira Lima Papathanasiadis

Elected by the Preferred Shareholders in a separate election

Mr. Jerônimo Antunes

Elected by Petrobras Employees

Mrs. Rosangela Buzanelli Torres;

V.	Deliberation on the independence of the following elected members of the Board of Directors, qualifying them as independent Board members:

Mr. José João Abdalla Filho

Mr. Marcelo Gasparino da Silva

Mr. Rafael Ramalho Dubeux

Mr. Renato Campos Galuppo;

VI.	Election of Mr. Pietro Adamo Sampaio Mendes as Chairman of the Board of Directors;

VII.	Establishment of 5 (five) members for the Fiscal Council;

VIII.	Election of 5 (five) members of the Fiscal Council and their substitutes, as follows:

Elected by the Controlling Shareholder

Mrs. Viviane Aparecida da Silva Varga (holder) and Mr. Otavio Ladeira de Medeiros (substitute);

Mr. Daniel Cabaleiro Saldanha (holder) and Mr. Gustavo Gonçalves Manfrim (substitute);

Mrs. Cristina Bueno Camatta (holder) and Mr. Sidnei Bispo (substitute).

Elected by Minority Shareholders Holding of Common Shares

Mr. Ronaldo Dias (holder)and Mr. Ricardo José Martins Gimenez (substitute).

Elected by the Shareholders Holding Preferred Shares

Mr. Paulo Roberto Franceschi (holder) and Mr. Vanderlei Dominguez da Rosa (substitute);

IX.	Establishment of the remuneration of the Directors, the members of the Fiscal Council and the members of the Statutory Advisory Committees to the Board of Directors under the terms of the Federal Union vote, following the guidance of the Secretariat for the Coordination and Governance of State-Owned Enterprises - SEST, with a global remuneration limit for the period between April 2024 and March 2025: of up to R$43. 205,206.61 to be paid to the directors; up to R$1,334,429.70 to be paid to the Fiscal Council Members; up to R$3,469,517.46 to be paid to the Statutory Audit Committee; up to R$4,270,175.34 to be paid to the Conglomerate's Statutory Audit Committee; and up to R$2,401,975.08 to be paid to the other Statutory Advisory Committees to the Board of Directors.

Petrobras also informs that, at the EXTRAORDINARY GENERAL MEETING held today, by majority vote, the amendment of articles 19 and 44 of the Bylaws was approved in the form of the Management proposal and the consequent consolidation of these Bylaws.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer